TransAlta receives investment grade credit rating from Fitch Ratings

CALGARY, Alberta January 8, 2015 – TransAlta Corporation (TSX:TA) (NYSE:TAC) announced today that Fitch Ratings (“Fitch”) has assigned TransAlta a BBB- /Stable credit rating.

“We believe the Fitch rating reflects our commitment to strengthen our balance sheet and our prudent financial policies as we position the company for the post-Alberta PPA timeframe,” said Donald Tremblay, Chief Financial Officer. “We sought a formal issuer rating from Fitch Ratings as part of our effort to ensure debt and equity investors have sufficient information to properly evaluate TransAlta`s prospects and balance sheet strength.”

TransAlta is rated BBB- (stable outlook) by S&P, BBB (stable outlook) by DBRS and Baa3 (negative outlook) by Moody’s.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Leanne Yohemas
Director, Corporate Finance and Investor Relations	Senior Advisor, External ommunications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-437-3660
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540
Jacqueline O’Driscoll	ta_media_relations@transalta.com
Manager, Investor Relations
Phone: 1-800-387-3598 in Canada and U.S.
Email: investor_relations@transalta.com